UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Charles River Laboratories International

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159864107

(CUSIP Number)

Andrew Davalla,  605 Third Avenue  New York,  NY  10158  Phone : 646-497-4674

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2876785

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3436619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3436619

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.19%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1831694

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2346028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2346028

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.54%

14	TYPE OF REPORTING PERSON
IA BD

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1045091

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1090591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1090591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.65%

14	TYPE OF REPORTING PERSON
IA

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is the common shares of Charles River Laboratories International, Inc. (the “Issuer’), (the “Securities”), a Delaware corporation, having its principal business office at 255 Ballardvale Street, Wilmington, Massachusetts 01887.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NBG”), Neuberger Berman Holdings LLC (“NB Holdings”), Neuberger Berman Management LLC (“NBM”) and Neuberger Berman LLC (“NB LLC”) (the “Reporting Persons”).

(b)	NBG, NB Holdings, NBM and NB LLC are Delaware limited liability companies, each having its principal business office at 605 Third Avenue, New York, NY 10158.

(c)
NBG is the parent company of various subsidiaries engaged in the investment advisory business.

NB Holdings is the holding company of NB LLC, NBM and certain other subsidiaries engaged in the investment advisory business primarily with respect to equities.

NBM, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a limited purpose broker-dealer registered under the Securities Exchange Act of 1934, as amended. As a registered investment adviser (“RIA”), NBM provides investment advisory services to investment companies registered under the Investment Company Act of 1940, as amended.

NB LLC, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a broker-dealer registered under the Securities Exchange Act of 1934, as amended. As a RIA, NB LLC provides discretionary investment advisory services to private investors, institutions, endowments, employee benefit plans, foundations and others.

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons is set forth below.

Neuberger Berman Group LLC
Directors

Joseph Amato

Robert D’Alelio

William Fox

Jack McCarthy

George Walker

Richard Worley

Lawrence Zicklin

Executive Officers

George Walker
Chief Executive Officer

Joseph Amato
President

Heather Zuckerman
Secretary and Executive Vice President

Andrew Komaroff Chief
Operating Officer and Executive Vice President

Irene Ashkenazy
Treasurer

Neuberger Berman Holdings LLC
Executive Officers

Joseph Amato
President and Chief Executive Officer

Kevin Handwerker
Secretary and General Counsel

Irene Ashkenazy
Vice President and Treasurer

Neuberger Berman Management LLC
Executive Officers

Robert Conti
President, Chief Executive Officer

Joseph Amato
Managing Director and Chief Investment Officer -Equities

Brad Cetron
Chief Compliance Officer, Director of Compliance –B/D

Chamaine Williams
Chief Compliance Officer, Director of Compliance –I/A

John Dorogoff
Chief Operations Officer, Chief Financial Officer, and Treasurer

Maxine Gerson
General Counsel and Managing Director

Bradley Tank
Managing Director and Chief Investment Officer –Fixed Income

Neuberger Berman LLC
Executive Officers

Joseph Amato
President, Chief Executive Officer and Chief Investment Officer - Equities

Brad Cetron
Chief Compliance Officer

John Dorogoff
Chief Operations Officer, Chief Financial Officer, and Treasurer

Kevin Handwerker
General Counsel and Managing Director

Bradley Tank
Managing Director and Chief Investment Officer –Fixed Income

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

None of the Reporting Persons nor any of the individuals referenced above have any plans or proposals with respect to the Issuer which relate to or would result in the events listed in Item 4 (a) – (j) of the instructions for Schedule 13D.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Amendment No. 1 to Schedule 13D relates is 3,436,619 shares, representing 5.19% of the 66,259,289 common shares reported as outstanding in the Issuer’s most recent Form 10-Q for the quarterly period ending June 26, 2010. The Reporting Persons beneficially own the Securities as follows:

Common Shares % of Common Shares Outstanding

NBM 1,090,591 1.65%

NB LLC 2,346,028 3.54%

As a result of NBG’s and NB Holdings’ indirect and direct ownership of NB LLC and NBM, each of NBG and NB Holdings are deemed to beneficially own the Securities beneficially owned by NBM and NB LLC.

(b)
NBM has been granted discretionary voting and dispositive power with respect to 1,045,091 of the shares reported herein as being beneficially owned by it. In addition, NBM has been granted discretionary dispositive power, but not voting power, with respect to the remaining 45,500 shares reported herein as beneficially owned by it. NB LLC has been granted discretionary voting and dispositive power with respect to 1,831,694 of the shares reported herein as being beneficially owned by it, and with respect to such shares, NB LLC shares voting and dispositive power with its clients in whose accounts the shares are held. In addition, NB LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 514,334 shares reported herein as beneficially owned by it. NB LLC shares only dispositive power with those clients in whose accounts such shares are held.

(c)	Transactions effected during the past sixty days are set forth below. All transactions were effected on the New York Stock Exchange.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
8/16/2010
8/16/2010
8/16/2010
8/16/2010
8/16/2010
8/16/2010
8/16/2010
8/17/2010
8/18/2010
8/18/2010
8/18/2010
8/19/2010
8/19/2010
8/19/2010
8/20/2010
8/25/2010
8/25/2010
8/26/2010
8/26/2010
8/27/2010
8/27/2010
8/27/2010
8/27/2010
8/27/2010
8/27/2010
8/27/2010
8/30/2010
8/31/2010
8/31/2010
8/31/2010
9/1/2010
9/1/2010
9/1/2010
9/1/2010
9/1/2010
9/1/2010
9/1/2010
9/1/2010
9/1/2010
9/1/2010
9/1/2010
9/2/2010
9/2/2010
9/2/2010
9/3/2010
9/3/2010
9/3/2010
9/3/2010
9/3/2010
9/3/2010
9/3/2010
9/3/2010
9/3/2010
9/3/2010
9/3/2010
9/7/2010
9/7/2010
9/7/2010
9/7/2010
9/8/2010
9/8/2010
9/8/2010
9/8/2010
9/8/2010
9/8/2010
9/8/2010
9/9/2010
9/9/2010
9/9/2010
9/9/2010
9/9/2010
9/10/2010
9/10/2010
9/13/2010
9/13/2010
9/13/2010
9/13/2010
9/13/2010
9/13/2010
9/13/2010
9/13/2010
9/13/2010
9/13/2010
9/14/2010
9/14/2010
9/15/2010
9/15/2010
9/16/2010
9/16/2010
9/16/2010
9/16/2010
9/16/2010
9/17/2010
9/17/2010
9/17/2010
9/17/2010
9/17/2010
9/17/2010
9/17/2010
9/17/2010
9/17/2010
9/17/2010
9/20/2010
9/20/2010
9/20/2010
9/20/2010
9/20/2010
9/20/2010
9/21/2010
9/21/2010
9/21/2010
9/21/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/22/2010
9/23/2010
9/23/2010
9/23/2010
9/24/2010
9/24/2010
9/27/2010
9/27/2010
9/27/2010
9/27/2010
9/27/2010
9/27/2010
9/27/2010
9/28/2010
9/28/2010
9/28/2010
9/28/2010
9/28/2010
9/28/2010
9/28/2010
9/28/2010
9/28/2010
9/30/2010
9/30/2010
9/30/2010
9/30/2010
9/30/2010
9/30/2010
9/30/2010
10/1/2010
10/1/2010
10/1/2010
10/1/2010
10/1/2010
10/4/2010
10/5/2010
10/5/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/6/2010
10/7/2010
10/7/2010
10/7/2010
10/8/2010
10/8/2010
10/8/2010
10/8/2010
10/8/2010
10/11/2010
10/11/2010
10/11/2010
10/12/2010
10/12/2010
10/12/2010
10/12/2010
10/12/2010
10/12/2010
10/12/2010
10/12/2010
10/12/2010
-300
-125
-1000
-700
-180
-300
-500
-250
-200
-600
-200
130
-2000
-200
-400
-150
-1250
130
-300
3690
125
-50
-200
-145
-200
-60
-125
-300
-100
-200
200
-100
-50
-3100
-88000
-21000
-16900
-50
-700
-150
-250
-10000
-2300
-28200
90
40
150
40
-19700
-8600
-15500
-15000
-6400
-350
-400
360
500
-100
-50
-100
-100
-100
-100
-30
-800
-275
1200
-325
-26600
-25000
-200
-9800
-90200
40
150
30
100
-325
-15
-300
-300
-200
-1200
-1500
-800
1300
-100
100
400
1000
150
-275
300
200
200
50
100
200
50
-15
-200
-100
100
200
-30
-300
-10
-700
280
725
1000
400
100
140
50
-100
-100
-200
-200
-100
-20
-500
-700
-500
-100
-300
-300
-200
-700
90
150
50
-1000
-600
300
-1000
-100
-90
-350
-100
-150
300
-500
-755
-40
-150
-60
-70
-40
-500
-215
-95
-25
-200
-100
-1500
-100
30
440
1300
1300
500
-400
-200
-1200
130
200
-85
-200
-300
-900
-700
-500
-300
-400
-600
-150
-100
200
100
-100
60
70
60
200
-30
30
-100
-300
16600
-100
-200
-900
-300
-600
-200
-450
-50
41.01
30.132
29.9693
30.132
30.132
29.9693
30.11
30.11
30.4301
30.5901
30.5901
30.5901
30.19
29.8001
29.82
29.735
29.0501
29.4601
29.46
29.17
29.1077
29.1077
29.4236
29.4236
29.2536
29.2738
29.2738
28.9212
28.38
28.4501
28.4501
28.7799
28.661
28.661
28.46
28.6292
28.6292
28.6292
28.661
28.7101
28.661
28.661
29.4853
29.0667
29.0667
30.3
30.04
30.04
30.04
29.962
30.0656
29.962
30
30.0656
30.1516
30.1516
30.17
30.17
29.8024
29.8024
29.5824
29.5824
29.5824
29.5824
29.6773
29.6773
29.6773
29.6792
29.6524
29.3885
29.3885
29.5103
29.249
29.249
29.6199
29.6199
29.6199
29.96
29.6364
29.6364
30.0001
30.0001
30.0001
29.9337
29.7326
29.7326
30.15
30.1401
30.6399
30.7399
30.616
30.6999
30.5701
31.82
31.8486
31.2365
31.2365
31.2365
31.2365
31.2365
31.28
31.7201
31.7201
32.1299
31.955
32.08
32.1067
32.1
31.839
32.09
32.3399
32.4699
32.4699
32.0399
31.8999
32.343
31.8
31.8
31.8
31.8
31.8
31.95
31.9701
31.9166
31.9166
31.9166
31.9166
31.9166
31.8011
31.8011
31.7
31.62
31.61
32.001
32.0083
32.0899
32.3801
32.4401
32.05
32.26
32.26
32.26
31.8499
31.9801
32.0201
32.0801
32.0801
32.0801
32.0801
32.0801
32.0501
33.5601
33.5601
33.35
33.1933
33.1933
33.386
33.2016
33.25
33.218
33.1068
33.1068
33.1068
33.4301
33.1301
33.1458
32.92
32.9099
32.97
32.92
32.92
32.92
32.92
32.92
32.92
32.92
32.92
32.92
32.92
32.352
32.352
32.38
32.73
32.7499
32.7499
32.7574
32.69
32.64
32.6401
32.6401
32.4243
32.3654
32.3654
32.3654
32.4239
32.4239
32.4731
32.4731
32.4731

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons hold $8,164,000(par value) of the Issuer’s 2.25% Convertible Senior Notes due 2013 (the “Notes”). Due to conversion conditions of the Notes, it is not possible as of the date of this filing for the Reporting Persons to convert the Notes into common stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

October 13, 2010	By:	/s/ Kevin Handwerker
General Counsel

Neuberger Berman LLC

October 13, 2010	By:	/s/ Kevin Handwerker
General Counsel

Neuberger Berman Management LLC

October 13, 2010	By:	/s/ Robert Conti
President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)